(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number: 0-22874 CUSIP Number: 46612J101

For Period Ended: October 1, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I

REGISTRANT INFORMATION

JDS Uniphase Corporation

Full name of registrant:

Not applicable

Former name if applicable:

1768 Automation Parkway

Address of principal executive office:

San Jose, California 95131

City, state and zip code:

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company has been unable to complete all aspects of its Form 10-Q for the quarter ended October 1, 2005 on, or prior to, the required filing date of November 10, 2005. The principal reasons for this delay, which the Company believes will be resolved on or prior to November 15, 2005, are attributable to new processes and procedures adopted by the Company for the first time in its fiscal 2005 as required by Section 404 of the Sarbanes-Oxley Act of 2002 (the “SOX Act”), and FAS 123R. Specifically, (i) the Company is not able to complete its FAS 123R footnote disclosure, and (ii) the Company is not able to complete its purchase price adjustment disclosure related to the Company’s acquisition of Acterna, Inc. that closed during this quarter ended October 1, 2005.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Christopher S. Dewees, Esq., Senior Vice President and General Counsel	(408) 546-5000

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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On November 9, 2005, the Company announced its results of operations for the fiscal quarter ended October 1, 2005 in a press release and in a widely and publicly available conference call. The press release was furnished under cover of a Form 8-K dated November 9, 2005. The conference call is posted on the Company’s website at www.jdsu.com. Accordingly, both a narrative and quantitative discussion of any significant changes in results of operations from the corresponding period of the last fiscal year have already been publicly disclosed.

JDS Uniphase Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 2005

By:	/s/ David Vellequette
David Vellequette
Chief Financial Officer

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